Exhibit 2.2

CONTINGENT VALUE RIGHT AGREEMENT

This CONTINGENT VALUE RIGHT AGREEMENT, dated as of December 12, 2024 (this “Agreement”), is entered into by and DPV Parent, Inc., a Delaware corporation (“Parent”), and Computershare Inc., a Delaware corporation (“Computershare”) and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, collectively as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, DPV Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and Lumos Pharma, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of October 22, 2024 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”) and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) and (b) in the Merger, Parent has agreed to provide to holders of In-the-Money Options and Company Stock Rights in the case of each of clauses (a) and (b), the right to receive contingent cash payments as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1.	DEFINITIONS

1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 40% of the outstanding CVRs as set forth on the CVR Register.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of more than 50% of the voting securities entitled to vote for directors (or similar officials) of a Person or the possession, by contract or otherwise, of the authority to direct the management and policies of a Person.

“Annual Global Net Revenue” means, in a given Calendar Year the sum of (a) the aggregate Net Sales and (b) the aggregate Sublicensing Revenue.

1.

“Assets” means the Company’s product, product candidate, and pipeline assets acquired in the Merger, including the Product.

“Assignee” has the meaning set forth in Section 6.3.

“Business Day” has the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Calendar Quarter” means each period of three consecutive months commencing on January 1, April 1, July 1 and October 1 of each calendar year.

“Calendar Year” means the period of four consecutive Calendar Quarters beginning on January 1 and ending on December 31 of each calendar year.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of either Parent or the Company on a consolidated basis, (b) a merger or consolidation involving either Parent or the Company in which Parent or the Company (other than to any direct or indirect wholly owned subsidiary of Parent), respectively, is not the surviving entity, and (c) any other transaction involving either Parent or the Company in which Parent or the Company, respectively, is the surviving entity but in which the stockholders of Parent or the Company, respectively, immediately prior to such transaction own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, other than any bona fide equity financing transaction solely related to the continued financing of the operations of Parent and its subsidiaries.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Sale” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (a) the acquisition of direct or indirect beneficial ownership of more than 50% of the outstanding shares of capital stock of the Company by any Third Party or (b) the sale, assignment, lease, exclusive license or other disposition of all or substantially all of the assets or business of the Company acquired in the Merger to any Third Party, provided, a transaction described in (a) or (b) above whereby the Company is continued to be Controlled directly or indirectly by the shareholders of the Company as of immediately before the transaction, the immediate family of such shareholders or the same family office of such shareholders shall not constitute a “Company Sale” for purposes of this definition.

“Company Sale Milestone” means the occurrence of a Company Sale during the period beginning on the Closing Date and ending on the 18-month anniversary of the Closing Date.

“Company Sale Milestone Amount” means, with respect to the achievement of the Company Sale Milestone, an amount per CVR equal to $2.00.

“Control” means (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Covered Milestone Payments” has the meaning set forth in Section 2.4(f).

2.

“Commercially Reasonable Efforts” means, determined at such time as such efforts are undertaken, with respect to the Product, the level of efforts and resources which is commensurate with the level of efforts and resources that a pharmaceutical company of comparable size and resources as those of Double Point Ventures, LLC (“DPV”), Parent and each of Parent’s and DPV’s Subsidiaries (taken as a whole) would devote to a product at a similar stage of development and product life with similar economic potential as the Product, taking into consideration the Product’s proprietary position and profitability (including pricing and reimbursement status), other products under development, anticipated or actual market conditions and economic return potential, the regulatory environment and the other relevant technical, commercial, legal, scientific and/or medical factors that a pharmaceutical company of comparable size and resources would take into account with respect to such similar product; provided, that such level of efforts and resources shall be determined without taking into account the obligation to pay the Milestone Payments hereunder or other products.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“DTC” means The Depository Trust Company or any successor entity thereto.

“Entitlement Certificate” has the meaning set forth in Section 2.4(a).

“Equity Award CVR” means a CVR received by a Holder in respect of an In-the-Money Option or a Company Stock Right.

“Fee Schedule” shall have the meaning set forth in Section 6.3.

“First Commercial Sale” means the first sale or distribution of the Product to a Third Party for distribution, use or consumption.

“Funds” shall have the meaning set forth in Section 3.2(r).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Loss” has the meaning set forth in Section 3.2(h).

“LUM-201” means the compound known as LUM-201 or ibutamoren, including any salt, conjugate, polymorph, isomer, form, prodrug, or solvate thereof.

“Measurement Period” means, with respect to each Transaction, each of the following periods (a) the period commencing upon the consummation of such Transaction and expiring 60 days thereafter (“Measurement Period 1”), and (b) the period commencing on the expiration of Measurement Period 1 and expiring on the 18-month anniversary of the consummation of such Transaction (“Measurement Period 2”).

“Milestone” means each of the Net Revenue Milestones, the Transaction Milestones and the Company Sale Milestone.

3.

“Milestone Payment” means each of the Net Revenue Milestone Amounts, the Transaction Milestone Amounts and the Company Sale Milestone Amount.

“Milestone Payment Date” means, (a) with respect to each Net Revenue Milestone, and Company Sale Milestone, or a Transaction Milestone 1, the 60th day following the end of the Calendar Quarter in which such Milestone is achieved, and (b) with respect to each Transaction Milestone 2, the 60th day following the end of Measurement Period 2 for the corresponding Transaction.

“Moody’s” shall have the meaning set forth in Section 3.2(r).

“Net Sales” means, solely with respect to the Product, the gross amount invoiced by Parent or any of its Affiliates (including the Surviving Corporation) to a Third Party for sales or distribution (Parent and its Affiliates, each a “Selling Party”), less the following deductions actually incurred, allowed, paid and accrued, in each case, by the applicable Selling Party as calculated in accordance with GAAP:

(a) customary trade, cash and quantity discounts given to customers;

(b) rebates, credits and allowances given by reason of rejections returns, damaged or defective product or recalls;

(c) government-mandated rebates, credits and adjustments paid or deducted;

(d) customary price adjustments, allowances, credits, chargeback payments, discounts, rebates, free of charge concessions, fees and reimbursements granted or made to managed care organizations, group purchasing organizations or other buying groups, pharmacy benefit management companies, health maintenance organizations and any other providers of health insurance coverage, health care organizations or other health care institutions (including hospitals), health care administrators, patient assistance or other similar programs, or to federal state/provincial, local and other governments, including their agencies;

(e) reasonable and customary freight, shipping, insurance and other transportation expenses to the extent included in the price and separately itemized on the invoice;

(f) amounts written off as uncollectable debt; provided that the amount of any uncollectable debt deducted pursuant to this exception and actually collected in a subsequent Calendar Quarter shall be included in Net Sales for such subsequent Calendar Quarter;

(g) sales, value-added, and excise taxes, tariffs and duties, and other Taxes directly related to the sale, delivery or use of the Product (but not including Taxes assessed against the net income derived from such sale); and

(h) royalty payments with respect to the Product accrued by the Company during the applicable accounting period pursuant to the agreements listed on SCHEDULE I.

No particular amount identified above shall be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions). Furthermore, Net Sales shall not include use of, disposition of, or sale at or below the direct manufacturing cost of the Product by a Selling Party of the Product for non-clinical or clinical studies, patient-assistance programs or charitable donations.

4.

In the event of any sale or distribution of Product for any consideration other than exclusively monetary consideration on bona fide arm’s-length terms, then for purposes of calculating Net Sales under this Agreement, such Product shall be deemed to have been sold exclusively for cash at the weighted (by sales volume) average sale price of such Product in bona fide arm’s-length transactions (when sold alone, and not with other products) in the applicable region in which such sale or other disposition occurred during the applicable accounting period.

All Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, the rate of exchange to be used in computing the amount of currency equivalent in Dollars shall be made in a manner consistent with Selling Party’s standard conversion procedures and methodology, consistently applied in accordance with GAAP.

“Net Revenue Milestones” means the first achievement of Annual Global Net Revenue during the period beginning on the Closing Date and ending on December 31, 2037 (a) equal to or greater than $500 million (“Net Revenue Milestone 1”), (b) equal to or greater than $1 billion (“Net Revenue Milestone 2”) and/or (c) equal to or greater than $1.5 billion (“Net Revenue Milestone 3”).

“Net Revenue Milestone 1 Amount” means, with respect to the achievement of Net Revenue Milestone 1, an amount per CVR equal to $1.00.

“Net Revenue Milestone 2 Amount” means, with respect to the achievement of Net Revenue Milestone 2, an amount per CVR equal to $1.50.

“Net Revenue Milestone 3 Amount” means, with respect to the achievement of Net Revenue Milestone 3, an amount per CVR equal to $2.00.

“Net Revenue Milestone Amounts” means each of the Net Revenue Milestone 1 Amount, the Net Revenue Milestone 2 Amount and Net Revenue Milestone 3 Amount.

“Net Revenue Milestone Non-Achievement Certificate” has the meaning set forth in Section 2.4(g).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent Contributed R&D Amounts” means, with respect to a given Asset in a given Transaction, all expenses paid, incurred or accrued by the Company after the Closing Date, in accordance with GAAP, with respect to the research and development of such Asset involved in such Transaction that were funded with cash contributed by Parent to the Company in the form of equity investment(s) or loans (including, but not limited to, the CTF Agreement) or otherwise; provided, that Parent Contributed R&D Amounts may only be deducted once from the Transaction Milestone Amounts. For the avoidance of doubt, any Parent Contributed R&D Amounts that are paid, incurred or accrued subsequent to (i) the expiration of Measurement Period 1 of a Transaction may be deducted from the Transaction Milestone Amounts at the expiration of Measurement Period 2 and (ii) expiration of Measurement Period 2 of a Transaction may be deducted in the next Transaction.

“Party” means the Rights Agent and Parent.

5.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Person; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a pro-rata distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (f) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; or (g) as provided in Section 2.6.

“Person” means any natural person, corporation, limited liability company, trust, unincorporated association, partnership, joint venture or other entity.

“Product” means any pharmaceutical preparation comprising LUM-201, in any dosage form or formulation, strength, presentation or line extension and in any mode of administration.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Subsidiary” means with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Sublicensee” shall mean an authorized or permitted Third Party licensee or sublicensee of rights to the Product.

“Sublicensing Revenue” means any payments or other consideration that Parent or any of its Affiliates (including the Surviving Corporation) receives from a Sublicensee or its Affiliates in connection with the development or exploitation of the Product, including license fees, milestone payments, bonus payments, license maintenance fees, royalty payments, and other payments, other than (a) amounts received as reimbursement for documented direct (internal FTE and out-of-pocket) costs actually incurred by Parent or any of its Affiliates (including the Surviving Corporation) for services rendered to the Sublicensee in connection with the Product as explicitly stipulated to be reimbursed in the applicable agreement with the Sublicensee; (b) amounts received as reimbursement of out-of-pocket costs actually incurred by Parent or any of its Affiliates (including the Surviving Corporation) for payments made to reimburse patent costs as explicitly stipulated to be reimbursed in the applicable agreement with the Sublicensee; (c) consideration received by Parent or any of its Affiliates (including the Surviving Corporation) for the issuance of debt interests in Parent or any of its Affiliates (including the Surviving Corporation) to the extent the amount paid for such debt does not exceed fair market value, provided, that, at the time any such debt becomes due, the amount of such debt that (i) is neither repaid by Parent or any of its Affiliates (including the Surviving Corporation) nor converted to equity at fair market value at the time of conversion, or (ii) is forgiven, shall be included in Sublicensing Revenue; and (d) consideration for the issuance of equity interests in Parent or any of its Affiliates (including the Surviving Corporation) to the extent the amount of such consideration does not exceed fair market value of such equity. If Parent or any of its Affiliates (including the Surviving Corporation) receives non-cash consideration, including equity, in connection with an applicable agreement with a Sublicensee, Sublicensing Revenue will be calculated based on the fair market value of such consideration, at the time of the transaction, assuming an arm’s length transaction made in the ordinary course of business.

“S&P” shall have the meaning set forth in Section 3.2(r).

6.

“Taxes” shall have the meaning set forth in the Merger Agreement.

“Third Party” means any Person other than Parent, Company or their respective Affiliates.

“Transaction” the execution of any definitive agreement or series of agreements with any Third Party (excluding any Company Sale) that occurs during the period beginning on the Closing Date and ending on the 18-month anniversary of the Closing Date with respect to the sale, assignment, transfer, license, option, non-assert or other disposition of the Assets (a) for any exploitation in the cardiometabolic field or (b) excluding the Product, in any other field.

“Transaction Milestone 1” means, with respect to a given Transaction, the expiration of Measurement Period 1 for such Transaction.

“Transaction Milestone 1 Amount” means, with respect to the achievement of Transaction Milestone 1 for a given Transaction, an amount in cash per CVR equal to (1) the difference of: (a) 25% of Transaction Proceeds received during Measurement Period 1 for such Transaction, minus (b) the sum of (i) 50% of the Upfront Cash Consideration (solely to the extent such amount has not been deducted from any other Transaction Milestone Amount), plus (ii) the Parent Contributed R&D Amounts, divided by (2) the total number of outstanding CVRs as of the end of Measurement Period 1, provided that in no event shall the Transaction Milestone 1 Amount be less than zero.

“Transaction Milestone 2” means, with respect to a given Transaction, the expiration of Measurement Period 2 for such Transaction.

“Transaction Milestone 2 Amount” means, with respect to the achievement of Transaction Milestone 2 for a given Transaction, an amount in cash per CVR equal to (1) the difference of: (a) 25% of Transaction Proceeds received during Measurement Period 2 for such Transaction, minus (b) the sum of (i) 50% of the Upfront Cash Consideration (solely to the extent such amount has not been deducted from any other Transaction Milestone Amount), plus (ii) the Parent Contributed R&D Amounts, divided by (2) the total number of outstanding CVRs as of the end of Measurement Period 2, provided that in no event shall the Transaction Milestone 2 Amount be less than zero.

“Transaction Milestone Amounts” means, for each Transaction, the Transaction Milestone 1 Amount and the Transaction Milestone 2 Amount.

“Transaction Milestones” means, for each Transaction, Transaction Milestone 1 and Transaction Milestone 2.

“Transaction Proceeds” means, with respect to a given Transaction, all proceeds actually received in connection with such Transaction, without duplication, by Parent, the Company or any of their respective Affiliates (or any of their respective successors or any Affiliate of such successor). For the avoidance of doubt, “Transaction Proceeds” shall be net of all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Affiliates in connection with the negotiation, entry into and closing of any Transaction, including, but not limited to, any brokerage fee, attorneys’ fees, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other Third Party in relation thereto. For non-cash proceeds, the value of such proceeds shall be measured on a GAAP basis and as of the date of receipt.

7.

“Upfront Cash Consideration” means $39,428,461.25.

1.2. Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (c) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (d) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (e) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (f) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date; (g) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time; (h) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”); (i) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; and (j) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1). The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

2.	CONTINGENT VALUE RIGHTS

2.1. CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof. Each CVR represents the right of a Holder to receive the Milestone Payments in accordance with this Agreement.

2.2. Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void.

2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

8.

(b) Subject to the receipt by the Rights Agent of the information and instructions described in Section 4.1, the Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of In-the-Money Options and Company Stock Rights pursuant to the Merger Agreement, such CVRs shall initially be registered in the name and address of the holder of such In-the-Money Options and Company Stock Rights as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of Shares subject to such In-the-Money Options and Company Stock Rights cancelled in connection with the Merger.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if Parent so reasonably determines that it does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment from the applicable Holder of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register in accordance with this Agreement.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4. Payment Procedures.

(a) On each Milestone Payment Date, Parent will deliver to the Rights Agent a certificate (an “Entitlement Certificate”) certifying that either (i) the Holders are entitled to receive the applicable Milestone Payment (and setting forth the calculation of such Milestone Payment) and/or (ii) a Transaction Milestone has been achieved but no Transaction Milestone Amount is payable because the applicable Transaction Milestone Amount is zero (and setting forth the calculation showing the calculation of the Transaction Milestone Amount for the applicable Transaction Milestone). If the Entitlement Certificate certifies that the Holders are entitled to receive a Milestone Payment, then, concurrent with the delivery of such Entitlement Certificate, Parent will deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment to all Holders pursuant to Section 4.2, along with any letter of instruction reasonably required by the Rights Agent.

9.

(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of an Entitlement Certificate and, if applicable, cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the Milestone Payment to all Holders pursuant to Section 4.2 as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Entitlement Certificate, including, if applicable, detail regarding the ability of a Holder or Holders to dispute or contest such determination that no Milestone Payment is payable pursuant to this Agreement. If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Entitlement Certificate to the Holders, the Rights Agent shall also pay the Milestone Payment to each of the Holders in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Entitlement Certificate or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Entitlement Certificate, by wire transfer of immediately available funds to the account specified on such instructions.

(c) Each of Parent, its Affiliates and the Rights Agent shall be entitled to deduct or withhold from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Tax Law, as may be reasonably determined by Parent, its Affiliate or the Rights Agent. With respect to Equity Award CVRs, any such withholding may be made, or caused to be made, by Parent through the Company’s or an Affiliate’s payroll system or any successor payroll system. Prior to making any Tax withholdings or causing any Tax withholdings to be made with respect to any Holder (other than payroll withholding and reporting on the Covered Milestone Payments (as hereinafter defined)), the Rights Agent shall solicit from such Holder an IRS Form W-9, an appropriate IRS Form W-8 or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide such Tax forms to avoid or reduce such withholding amounts. The Rights Agent shall properly and timely remit, or cause to be properly and timely remitted, any amounts it withholds in respect of Taxes to the appropriate Governmental Entity. To the extent any amounts are deducted or withheld and properly and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and, to the extent required by applicable Law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an Internal Revenue Service Form 1099, an Internal Revenue Service Form W-2 or other reasonably acceptable evidence of such withholding. To the extent amounts are deducted or withheld from the Covered Milestone Payments, the Rights Agent shall, as soon as reasonably practicable, deliver such amounts to Parent for the purposes of remitting such amounts to the IRS. In no event shall the Rights Agent have any duty, obligation or responsibility for wage or IRS Form W-2 reporting with respect to Milestone Payments (including Covered Milestone Payments) made to the Holders.

(d) If any funds delivered to the Rights Agent for payment to Holders as Milestone Payments remain undistributed to the Holders on the twelve (12) month anniversary of the applicable Milestone Payment Date, Parent shall be entitled to require the Rights Agent to deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Milestone Payments that may be payable.

10.

(e) Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payments delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent. The indemnification provided by this Section 2.4(e) shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.

(f) The Parties intend to treat, for all U.S. federal and applicable state and local income Tax purposes, except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law, (i) the CVRs received with respect to the Shares, other than the Equity Award CVRs, pursuant to the Merger Agreement as additional consideration paid at the Effective Time for the Shares in connection with the Offer or the Merger, as the case maybe, pursuant to the Merger Agreement, (ii) any Milestone Payments received in respect of such CVRs as amounts realized on the disposition of the applicable CVRs, and (iii) any Milestone Payments paid in respect of each Equity Award CVR (the “Covered Milestone Payments”), as compensation in the year in which the Milestone Payment is made.

(g) Beginning in the Calendar Year in which the First Commercial Sale occurs, if a Net Revenue Milestone is not achieved during a Calendar Year, then on or before the date that is sixty (60) days after the expiration of each such Calendar Year period, Parent shall deliver to the Rights Agent a certificate certifying that such Net Revenue Milestone has not occurred, accompanied by a statement setting forth, in reasonable detail, a calculation of Annual Global Net Revenue for the applicable period (each, a “Net Revenue Milestone Non-Achievement Certificate”). The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Net Revenue Milestone Non-Achievement Certificate, send each Holder at its registered address a copy of such Net Revenue Milestone Non-Achievement Certificate, including detail regarding the ability of a Holder or Holders to dispute or contest such determination of non-achievement of a Milestone pursuant to this Agreement.

2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent, the Company or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

2.6. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders.

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2.7. No Obligations of Parent. (a) Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its Affiliates and its and their equityholders, rather than the interest of the Holders, (b) subject to Section 4.6, none of Parent or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including in order to obtain, maximize or expedite the completion of any Milestone, and (c) none of Parent or any of its Affiliates (or any directors, officers, employees or other representatives of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVRs.

3.	THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its own gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction).

3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

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(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgement, fine, penalty, claim, demands, suits, settlement, cost or expense (each, a “Loss”) for any action taken, suffered or omitted to be taken by the Rights Agent arising out of or in connection with the execution, acceptance, administration, exercise and performance by the Rights Agent of its duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses (including counsel expenses) of defending the Rights Agent against any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense arising therefrom, directly or indirectly, or enforcement of its rights hereunder incurred, except to the extent such Loss has been determined by a final non-appealable order, judgment, decree or ruling of a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful misconduct;

(i) in no event shall the Rights Agent be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits) arising out of any act or failure to act hereunder, even if the Rights Agent has been advised of the likelihood of such loss or damage or has foreseen the possibility or likelihood of such damages;

(j) the aggregate liability of the Rights Agent arising in connection with this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the amounts paid or payable hereunder by Parent to the Rights Agent as fees and charges during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought;

(k) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement agreed upon in writing by the Rights Agent and Parent prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(l) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(m) the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, in each case, unless and until such notice has been given in accordance with Section 6.1;

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(n) unless otherwise specifically prohibited by the terms of this Agreement, the Rights Agent and any stockholder, affiliate, member, director, officer, agent, representative or employee of the Rights Agent may buy, sell or deal in any of the securities of Parent or the Company or become pecuniarily interested in any transaction in which Parent may be interested, or contract with or lend money to Parent or the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, member, officer, agent, representative or employee from acting in any other capacity for Parent, the Company or for any other Person;

(o) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any and all of its duties (i) itself (through its directors, officers, or employees) or (ii) through its agents, representatives, attorneys, custodians and/or nominees and the Rights Agent shall not be liable, answerable or accountable for any act, default, neglect or misconduct of any such agents, representatives, attorneys, custodians and/or nominees, absent their gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof;

(p) the Rights Agent shall act hereunder solely as agent for Parent and it shall not assume any obligations or relationship of agency or trust with any of the Holders;

(q) the recitals or statements of fact contained herein shall be taken as statements of Parent, and the Rights Agent assumes no responsibility for their correctness nor shall it be required to verify the same. The Rights Agent shall be under no responsibility for the validity or sufficiency of this Agreement or the execution and delivery hereof (except the due authorization hereof by the Rights Agent) or in respect of the validity or execution of the CVRs, nor shall it be responsible for any breach by Parent, or any other Person of any covenant or condition contained in this Agreement or any CVR. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by the Parent or any other Person, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Parent or any other Person;

(r) all funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of Services (the “Funds”) shall be held by Computershare as agent for the Company and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to this Agreement, Computershare may hold or invest the Funds through such accounts in: (a) funds backed by obligations of, or guaranteed by, the United States of America; (b) debt or commercial paper obligations rated A-1 or P-1 or better by S&P Global Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), respectively; (c) Government and Treasury backed AAA-rated Fixed NAV money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, as amended; or (d) short term certificates of deposit, bank repurchase agreements, and bank accounts with commercial banks with Tier 1 capital exceeding $1 billion, or with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. Computershare shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party; and

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(s) the provisions of this Section 3.2 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent, and the payment, termination and the expiration of the CVRs.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) calendar days prior to the date so specified, and such resignation shall become effective on the earlier of (i) the date so specified in the written notice and (ii) the appointment of a successor Rights Agent in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(e) The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such retiring Rights Agent shall not be required to make any additional expenditure or assume any additional liability on connection with the foregoing.

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3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

4. COVENANTS

4.1. List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from the Paying Agent in the Offer, the Paying Agent in the Merger, and in the case of Holders who held In-the-Money Options and Company Stock Rights, the Company, the names and addresses of the Holders promptly upon the Acceptance Time or the Effective Time, as applicable. Until such list of Holders are furnished to the Rights Agent, the Rights Agent shall have no duties, responsibilities or obligations with respect to such Holders.

4.2. Payment of Milestone Payments. On each Milestone Payment Date for which a Milestone Payment is payable, Parent shall deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders.

4.3. Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder, including with respect to the amount of Net Sales, Sublicensing Revenue, and Transaction Proceeds.

4.4. Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5. Audit Rights.

(a) Until the termination of this Agreement in accordance with its terms and for a period of six (6) months thereafter, upon reasonable advance written notice from the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of any Selling Party, as may be reasonably necessary to evaluate and verify Parent’s calculation of the Milestone Payments hereunder, including with respect to the amount of Net Sales, Sublicensing Revenue and Transaction Proceeds; provided that (x) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreement reasonably satisfactory to Parent with respect to the confidential information of the Selling Parties to be furnished pursuant to this Section 4.5 and (y) such access does not unreasonably interfere with the conduct of the business of the Selling Parties; provided, further, that, for the avoidance of doubt, if an Affiliate of Parent does not meet the definition of a “Selling Party” by virtue of the Affiliate not participating in the invoicing and sales of the Product, then such Affiliate will not be deemed a “Selling

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Party” for purposes of this Section 4.5(a). The fees charged by such accounting firm shall be borne by the Acting Holders. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The decision of such Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Parent shall not enter into any transaction constituting a Change of Control unless such agreement contains provisions that would permit such Independent Accountant with such access to the records of the other party in such Change of Control if and to the extent as are reasonably necessary to ensure compliance with this Section 4.5. The audit rights set forth in this Section 4.5(a) may not be exercised by the Acting Holders more than once in any given twelve (12) month period. Notwithstanding the foregoing, no audit pursuant to this Section 4.5(a) shall be permitted for any Calendar Year ending on a date more than three years prior to the date of written notice from the Acting Holders of commencement of an audit pursuant to this Section 4.5(a).

(b) If, in accordance with the procedures set forth in Section 4.5(a), the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall promptly, and in any event within thirty (30) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report, pay each Holder such Milestone Payment (to the extent not paid on a subsequent date), plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such Milestone Payment should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4(b).

4.6. Commercially Reasonable Efforts. Commencing upon the Closing, and continuing until the earlier of December 31, 2037 or the achievement of all Milestones, Parent shall, and shall cause its Subsidiaries, including the Surviving Corporation, and direct any Sublicensees to, use Commercially Reasonable Efforts to develop and exploit the Product; provided, however; there is no guarantee that Parent will achieve the Milestones. Without limiting the foregoing, neither Parent nor any of its Subsidiaries, including the Surviving Corporation shall act in bad faith for the purpose of avoiding achievement of the Milestones or the payment of any Milestone Payment.

4.7. Progress Report. Within sixty (60) days after the end of each Calendar Year until the earlier of December 31, 2037 or the achievement of all Milestones, Parent shall provide to the Rights Agent a written report summarizing in reasonable detail, and certified as true and correct by an officer of Parent, the activities Parent and its Subsidiaries, including the Surviving Corporation have undertaken in the preceding twelve (12)-month period to develop and exploit the Product (the “Progress Report”). Without limiting the foregoing, Parent shall provide to the Rights Agent an additional Progress Report within sixty (60) days after the 18-month anniversary of the Closing Date. Within sixty (60) days after receipt of a given Progress Report, if the Rights Agent requests a meeting with representatives of Parent to discuss such Progress Report, then Parent shall make available for such a meeting at least one officer with operating responsibility for, and with appropriate expertise and knowledge of, the activities related to the development and exploitation of the Product.

5.	AMENDMENTS

5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) subject to Section 3.3(d), to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein and in compliance with the terms hereof;

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(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders; provided, further, that in the case that such provision does adversely affect the interests of the Holders, but with no more than de minimis effect, such amendment shall not require the consent of any Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 6.3; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

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5.3. Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to Rights Agent stating that the execution of such amendment is authorized or permitted by this Agreement and is in compliance with the terms of this Section 5. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent. The Rights Agent may, but is not obligated to, enter into any such amendment that it has reasonably determined affects the Rights Agent’s own obligations, rights, privileges, protections, powers, immunities or duties under this Agreement or otherwise, and the Rights Agent shall not be bound by amendments not executed by it.

5.4. Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	OTHER PROVISIONS OF GENERAL APPLICATION

6.1. Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission (if an email address is provided for notice) after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such

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party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

Computershare Inc. and Computershare Trust Company, N.A.

150 Royall St.

Canton, MA 02021

Attention:   [***]

If to Parent, to it at:

DPV Parent, Inc.

P.O. Box 4184

Greenwich, CT 06831

Attention:    Christopher Uzpen

E-mail:     [***]

With a copy to:

Foley & Lardner LLP

111 Huntington Avenue, Suite 2500

Boston, MA 02199

Attention:   Paul D. Broude

  Garrett F. Bishop

E-mail:    pbroude@foley.com

  gbishop@foley.com

The Rights Agent or Parent may specify a different address or email address by giving notice in accordance with this Section 6.1.

6.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

6.3. Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder to one or more Affiliates of Parent (each, an “Assignee”); provided that each such Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement; provided, further, that Parent shall remain liable for the performance by each such Assignee of all covenants, agreements and obligations of Parent hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly agree to assume and be bound by all of the terms and conditions of this Agreement. This Agreement shall not restrict Parent’s or any successor’s ability to merge or consolidate or enter into or consummate any Change of Control; provided, that in the event of a Change of Control, Parent or the Company, as applicable, shall

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cause the acquirer to assume Parent’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Acting Holders. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect. Unless a successor or assignee meets the requirements set forth in Section 3.3(b), Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect. The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the agreed upon fee schedule between the Rights Agent and the Company on or prior to the date of this Agreement (the “Fee Schedule”), shall remain confidential, and shall not be voluntarily disclosed to any other Person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

6.4. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers. The rights hereunder of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may at any time agree to renounce, in whole or in part, whether or not for consideration, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

6.5. Governing Law; Jurisdiction. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the Parties hereby irrevocably consent to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the

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courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

6.6. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.7. Suits by Holders. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding the foregoing, in the event of an insolvency proceeding of Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Parent or by any creditor of Parent. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that an Entitlement Certificate indicates are payable in respect of such CVR on or after the applicable due date, shall not be impaired or affected without the consent of such Holder.

6.8. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9. Termination. This Agreement shall be terminated and of no force or effect, the Parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the later to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) the full amount of all Milestone Payments required to be paid under the terms of this Agreement for Milestones that have been achieved on or before December 31, 2037, and (b) December 31, 2037. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 2.4(e), 3.2, 4.5, 6.4 to 6.12, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

6.10. Entire Agreement; Counterparts. As it relates to the Rights Agent, this Agreement constitutes the entire agreement of the Parties and supersedes all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof. As between Parent and the Company, this Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling. This Agreement may be executed in

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counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

6.11. No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that (i) neither party owes any fiduciary duties to the Holders pursuant to this Agreement and (ii) the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective Affiliates, officers, directors or controlling Persons. The only obligations of Parent and the Rights Agent to each other and their Affiliates and their respective officers, directors and controlling Persons arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

6.12. Confidentiality. The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the Fee Schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or Governmental Entity of competent jurisdiction or is otherwise required by law or regulation, including SEC or NASDAQ rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

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IN WITNESS WHEREOF, each of the Parties has caused this Contingent Value Right Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

PARENT:

DPV PARENT, INC.

By:	/s/ Christopher Uzpen
Name:	Christopher Uzpen
Title:	President

RIGHTS AGENT:

COMPUTERSHARE INC. and
COMPUTERSHARE TRUST COMPANY,
N.A., jointly as Rights Agent

By:	/s/ Collin Ekeogu
Name:	Collin Ekeogu
Title:	Senior Manager, Corporate Actions

[Signature Page to Contingent Value Right Agreement]

SCHEDULE I

1.	License Agreement, dated October 22, 2013, between Merck Sharp and Dohme Corp. and Ammonett Pharma LLC, as amended August 12, 2020.

2.	Asset Purchase Agreement, dated July 26, 2018, between Lumos Pharma, Inc. and Ammonett Pharma LLC.

3.	Settlement Agreement, dated March 26, 2012, by and between Lumos Pharma, Inc. and the Iowa Economic Development Authority.